Hi {FirstName},

I hope you're doing well!

I’m reaching out with an exciting opportunity—Columbus Eagles FC is launching a crowdsource fundraiser, offering a portion of the club to the public. This is a pivotal step toward creating a sustainable and thriving platform for women's soccer in Columbus.

As part of this initiative, we are looking to identify key individuals who may be interested in participating as early investors and champions of this movement. Your influence and passion for sports in Columbus make you an ideal fit, and I immediately thought of you.

I’d love the opportunity to sit down and discuss the details—how the process works, what’s involved for initial investors, and most importantly, our ambitious plans for growth and impact in Columbus.

If this piques your interest, let’s find a time to connect. And if this isn’t the right fit for you, I’d truly appreciate any introductions to others who might share our vision.

Looking forward to your thoughts!

Thanks,



Mark

“*Columbus Eagles FC INC* is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.”

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MARK WISE
OWNER/CEO
COLUMBUS EAGLES FC

[redacted]

columbuseaglesfc.com